SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2017
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd
Floor, North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A.

Attached to the Registrant Form 6-K filing for the month of October 2017, incorporated by reference herein:
Exhibit
99.1
Release dated October 31, 2017, NOTICE OF ANNUAL GENERAL MEETING AND NO
CHANGE STATEMENT.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
DRDGOLD LIMITED
Date: October 31, 2017 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
NOTICE OF ANNUAL GENERAL MEETING AND NO CHANGE STATEMENT
Notice is hereby given that DRDGOLD’s annual general meeting of shareholders will be held at the
Company’s boardroom, 1 Sixty Jan Smuts Building, 2
nd
Floor, North Tower, 160 Jan Smuts Avenue,
Rosebank, Johannesburg, South Africa at 09:00 (South African time) on Thursday, 30 November 2017, to transact the business as stated in the notice of annual general meeting which will be distributed to
DRDGOLD shareholders (“Shareholders”) today, Tuesday, 31 October 2017.
The notice of annual general meeting also contains a summary of the consolidated annual financial statements for the year ended 30 June 2017.
Shareholders are advised that the integrated report, including the full annual financial statements for the year ended 30 June 2017, is available on the Company’s website at
www.drdgold.com
from today, Tuesday,
31 October 2017.
In compliance with the United States federal securities laws, DRDGOLD filed its annual report on
Form 20-F (“Form 20-F”) with the United States Securities and Exchange Commission (“SEC”) today,
Tuesday, 31 October 2017. The annual report on Form 20-F may also be accessed electronically from the
SEC website and DRDGOLD’s website from 13:00 (South African time) today, Tuesday,
31 October 2017
.
The annual financial statements for the year ended 30 June 2017, as included in Form 20-F and published on DRDGOLD’s website, were prepared in accordance with International Financial Reporting Standards and its interpretations adopted by the International Accounting Standards Board.
The annual financial statements for the year ended 30 June 2017 contain no modifications to the financial information contained in the condensed consolidated provisional results for the year ended 30 June 2017, published on Tuesday, 5 September 2017.
Should Shareholders require further information, have any questions or require a hard copy of the complete audited financial statements (a copy of which will be provided, free of cost), please contact the Assistant
Company Secretary of DRDGOLD at
leonie.marupen@drdgold.com
or on fax number +27 86 647 3695.
Salient dates
2017
Record date to determine which shareholders are entitled to
receive the notice of annual general meeting
Friday, 20 October
Last day to trade in order to be eligible to attend, participate in and vote at the annual general meeting
Tuesday, 14 November
Record date to determine which shareholders are entitled to attend, participate in and vote at the annual general meeting
Friday, 17 November

Forms of proxy for the annual general meeting for shareholders registered on the South African register to be lodged by 09:00
(South African time)
Wednesday, 29 November*
Forms of proxy for the annual general meeting for shareholders holding shares in the form of American Depositary Receipts to be lodged by 02:00 (Eastern Standard Time)
Tuesday, 28 November*
Forms of proxy for the annual general meeting for shareholders registered on the United Kingdom register to be lodged by 09:00
(Greenwich Mean Time)
Tuesday, 28 November*
*
Any forms of proxy not lodged by this date and time must be handed to the chairman of the annual general meeting before the appointed proxy exercises any of the relevant shareholder’s rights
.
Johannesburg
31 October 2017
Sponsor
One Capital